UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark One).

€ Form C: Offering Statement

€ Form C-U: Progress Update

€ Form C/A: Amendment to Offering Statement

    € Check box if Amendment is material and investors must reconfirm within five business days.

X Form C-AR: Annual Report

€ Form C-AR/A: Amendment to Annual Report

€ Form C-TR: Termination of Reporting

Name of Issuer

Le Grand Bleu, LLC

Legal status of issuer

Limited liability company

Jurisdiction of Incorporation/Organization

Wyoming

Date of Organization

December 16, 2022

Physical address of issuer

5821 Cedar Lake Road South, Suite 103 East. St. Louis Park, MN, 55416

Website of issuer

www.legrandbleunosybe.com

Current Number of Employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	**275,735.72**	**0**
Cash & Cash Equivalents	**25,291.22**	**200**
Accounts Receivable	**0**	**0**
Short-term Debt	**31,532.69**	**0**
Long-term Debt	**0**	**0**
Revenues/Sales	**271,172.63**	**0**
Cost of Goods Sold	**75,432.30**	**0**
Taxes Paid	**0**	**0**
Net Income	**(9,796.97)**	**0**

May 8, 2024

Form C-AR

Le Grand Bleu, LLC

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR) is being furnished by Le Grand Bleu, LLC, a Minnesota limited liability company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.nanno.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 5/14/2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C- AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

The Business

Le Grand Bleu is a luxurious tropical resort on the island of Nosy Be, Madagascar. Current state it's a 15 room #1 TripAdvisor rated and award-winning resort that sits on a spacious land with room for expansion. The resort has a variety of lodgings whether for families or solo travelers and everything in between. The resort hosts a full kitchen and bar, massage packages, and pool overlooking the ocean. Le Grand Bleu has several partnerships for local activity excursions that are part of packages available to guests. Lodging, food and beverage and activities/excursions are the main sources of revenue for the resort.

RISK FACTORS

Le Grand Bleu, LLC (the "**Company**") provides the following risk factors related to its proposed business operations:

The risks described below are not intended to be an all-inclusive list of the potential risks relating to an investment in the Company. Any of the risk factors described below could significantly and adversely affect the Company's business, prospects, financial condition, and results of operations. Additional risks and uncertainties not currently known or that are currently considered to be immaterial may also materially and adversely affect the business. As a result, the value of the Shares could be materially and adversely affected and investors may lose all or part of their investment.

The Company is subject to changing economic, competitive, and regulatory risks and uncertainties that could have a material impact on its business, financial condition, or results of operations.

Risks Related to the Company's Business and Financial Condition

Limited History

The Company was incorporated on December 16, 2022, and has limited data and history that you can use to evaluate our business strategies and prospects. Our business model is evolving and is distinct from other companies in our industry and it may not be successful. As a result of these factors, the future revenue and income potential of our business is uncertain. Any evaluation of our business and prospects must be considered in light of these factors and the risks and uncertainties often encountered by companies in the early stage of development. Some of these risks and uncertainties relate to our ability to:

- raise adequate financing
- respond effectively to competition, and
- attract and retain qualified employees

There can be no assurance that the Company will ever generate sufficient revenues to achieve or sustain profitability or generate positive cash flow. There can be no assurance that the Company will be successful in implementing its business plan.

Key Personnel

The Company is highly dependent on its key management. The loss of these individuals could have a material adverse effect on the Company. The Company does not presently maintain key person life insurance on any of these individuals.

Risks Associated with this Offering and the Units

This Offering is being made in reliance on an exemption from registration requirements and there is no guarantee the Offering will comply with the requirements for such exemption.

This Offering will not be registered with the Securities and Exchange Commission ("SEC") under the Securities Act or with the securities agency of any state. The securities are being offered in reliance on an exemption from the registration provisions of the Securities Act and state securities laws applicable to offers and sales to investors meeting the investor suitability requirements set forth herein. If this Offering should fail to comply with the requirements of such exemption, investors may have the right to rescind their investment. This might also occur under applicable state securities or "blue sky" laws and regulations in states where the securities will be offered without registration or qualification pursuant to a private offering or other exemption.

The Offering has not been reviewed by Securities Agencies.

The sale of the securities offered hereby has not been approved or disapproved by the SEC or any state regulatory agencies, and no regulatory body has passed upon or endorsed the accuracy, adequacy, or completeness of this document. Accordingly, prospective investors must rely on their own examination of the document, including, without limitation, the merits of, and risks involved in, acquiring the securities.

There are significant restrictions on the transferability of the securities.

The securities are restricted securities under the Securities Act and cannot be resold or otherwise transferred unless they are registered under the Securities Act and any applicable state securities laws or are transferred in a transaction exempt from such registration.

Consequently, each investor's ability to control the timing of the liquidation of his or her investment in the Company may be restricted. Investors should be prepared to hold their securities for an indefinite period of time.

There is no market, and there may never be a market, for the Units, which may make it difficult for you to sell your Units.

The Company is a private company and there is no trading market for any of the Company's securities. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for the Units, the ability of holders of the Units to sell the same, or the prices at which holders may be able to sell such Units.

The Company's officers and directors may be subject to indemnification by the Company in connection with this Offering.

Wyoming law provides for indemnification of directors, and, to the extent permitted by such law, eliminate or limit the personal liability of directors to the Company and its creditors of monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to governors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Risks Related to Tax Issues

EACH PROSPECTIVE MEMBER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR CONCERNING THE IMPACT THAT HIS, HER OR ITS PARTICIPATION IN THE COMPANY MAY HAVE ON HIS, HER OR ITS FEDERAL INCOME TAX LIABILITY AND THE APPLICATION OF STATE AND LOCAL INCOME AND OTHER TAX LAWS TO HIS, HER OR ITS PARTICIPATION IN THE OFFERING.

The IRS may classify your investment as a passive activity, resulting in your inability to deduct losses associated with your investment.

If you are not involved in our operations on a regular, continuing and substantial basis, it is likely that the IRS will classify your interest in the Company as a passive activity. The passive activity rules could restrict an investor's ability to currently deduct any of the Company's losses that are passed through to such investor.

Income allocations assigned to an investor's Note(s) may result in taxable income in excess of cash distributions, which means you may have to pay income tax on your investment with personal funds.

Investors will pay tax on their allocated Units of our taxable income. An investor may receive allocations of taxable income that result in a tax liability that is in excess of any cash distributions the Company may make to the investor. Accordingly, investors may be required to pay some or all of the income tax on their allocated Units of the Company's taxable income with personal funds.

An IRS audit could result in adjustment to the Company's allocations of income, gain, loss and deduction causing additional tax liability to the Company's Shareholders.

The IRS may audit the Company's income tax returns and may challenge positions taken for tax purposes and allocations of income, gain, loss and deduction to investors. If the IRS were successful in its challenge, an investor may have additional tax liabilities.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS AGREEMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

BUSINESS

The Business

Le Grand Bleu is a luxurious tropical resort on the island of Nosy Be, Madagascar. Current state it's a 15 room #1 TripAdvisor rated and award-winning resort that sits on a spacious land with room for expansion. The resort has a variety of lodgings whether for families or solo travelers and everything in between. The resort hosts a full kitchen and bar, massage packages, and pool overlooking the ocean. Le Grand Bleu has several partnerships for local activity excursions that are part of packages available to guests. Lodging, Food and beverage and activities/excursions are the main sources of revenue for the resort.

Our headquarters is located at 5821 Cedar Lake Road South, Suite 103 East. St. Louis Park, MN, 55416.

History

Nestled in the lush tropical landscape of Nosy Be, Le Grand Bleu has established itself as a beacon of hospitality over the past 25 years. Since its inception, this family-owned ecolodge has enchanted guests with its unique blend of natural beauty and authentic Malagasy charm. The hotel is strategically located near the pristine Andilana Beach, celebrated as the most beautiful beach on the island. Over the years, Le Grand Bleu has grown from a modest establishment to a beloved destination, earning accolades such as the Travelers' Choice 2023 Award. Its commitment to sustainability and eco-friendly practices has made it a pioneer in responsible tourism in Nosy Be. Each of the 15 bungalows offers breathtaking views of the sea or serene garden vistas, perfectly capturing the essence of tranquility that defines Le Grand Bleu.

Business Outlook

As Le Grand Bleu embarks on its next quarter-century, the outlook for this cherished ecolodge remains exceptionally bright. The recent accolade as the number one hotel in Nosy Be by the Travelers' Choice 2023 highlights its continued appeal and sets the stage for future growth. The hotel's strategic focus on enhancing guest experiences through personalized services, such as well-being massages at the ZEN eSPAce and gourmet dining at La Turquoise restaurant, ensures it stays at the forefront of hospitality trends. Additionally, the burgeoning interest in eco-tourism positions Le Grand Bleu as a leader in sustainable travel within Madagascar. With plans to expand its range of activities and excursions, the hotel is poised to attract a broader audience seeking authentic, environmentally conscious vacation experiences. The management's ongoing commitment to excellence and innovation signifies a promising future, making Le Grand Bleu a perennial favorite among discerning travelers.

Customer Base

At Le Grand Bleu, we're proud to welcome a diverse group of guests from all over the world! Here's where our visitors come from:

- 65% from France
- 20% from other European countries
- 15% from America

Many of our guests find us through our wonderful partnerships with diving groups and tour operators. Others discover us online, drawn by our strong digital presence and glowing reviews. No matter how they come to us, we make sure everyone leaves with lasting memories!

Competition

Other hotels offering the same kind of services on Nosy Be, Madagascar. Le Grand Bleu is currently #1 out of 1274 in Madagascar because of its best value.

Intellectual Property

None.

Governmental/Regulatory Approval and Compliance

None / Not needed.

Litigation

None.

DIRECTORS, OFFICERS, AND EMPLOYEES

The directors and officers of the Company are listed below along with all positions and offices held at the Company, their educational background and qualifications, and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Yann Beaudoin	Manager, Chief Executive Manager	Responsible for the overall success of the organization. Setting the overall strategy and direction of the company, make major corporate decisions. Is responsible for the overall performance of the company and makes decisions that affect its future. Also has the power to hire and fire executives and make other important decisions such as mergers and acquisitions. Is also the face of the company and represents it in the public.	College degree in Natural Science Self-taught software engineer. Long-time business owner with previous exits.
Michael Johnson	Manager, Chief Financial Manager	Responsible for the financial health of an organization. Typically handling tasks such as creating financial reports, developing strategies for long-term financial goals, and making recommendations for investments. Involved in budgeting and forecasting, risk management, and	Associate degree, Minneapolis Community and Technical College – 2023 Bachelors in Finance 2025 – Metropolitan University, Minnesota Certifications/Credentials:

		ensuring compliance with financial regulations.	Registered Financial Advisor Series 63, SIE

Indemnification

Indemnification is authorized by the Company to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Minnesota law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 full-time employees and 0 part-time employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

Our capitalization as of May 14, 2024 is as follows:

Le Grand Bleu LLC - Capital Table			
Legal Entity	Shares	% Ownersip	Amount invested
Aaron Campeau	10.00	0.0180	$500
Affilium Network	510.00	0.9189	$25,500
Alisa Cox	50.00	0.0901	$2,500
Carissa Lu	10.00	0.0180	$500
Christopher Navachandrabala	500.00	0.9009	$25,000
Cody Millard	50.00	0.0901	$2,500
George Myers	10.00	0.0180	$500
Harlen Stamper	50.00	0.0901	$2,500
Ian Reid	20.00	0.0360	$1,000
Jack Bonnington	10.00	0.0180	$500
Jacob Brose	1,000.00	1.8018	$50,000
James Kechely	50.00	0.0901	$2,500
James Oakley	100.00	0.1802	$5,000
Janice Haney	10.00	0.0180	$500
Jeramy Cook	10.00	0.0180	$500
Joyce Ashfeld	10.00	0.0180	$500
Kyle West	10.00	0.0180	$500
Lee Convington	10.00	0.0180	$500
Michael Johnson	10.00	0.0180	$500
Michael York	500.00	0.9009	$25,000
Riccardo Genovese	10.00	0.0180	$500
Roger Robitaille	10.00	0.0180	$500
Soakmont Group LLC	2,100.00	3.7838	$105,000
Stephanie Boisvert	20.00	0.0360	$1,000
RegCF Total	5,070.00	9.1351	$253,500
Soakmont Group Initial	3885	7.0000	
Le Grand Bleu LLC	46,545.00	83.8649	
Total outstanding shares	55500	100.0000	

Our authorized capital consists of 55,500 membership interest units all of which are designated as common units. As of April 30, 2024, there were 55,500 membership interests units issued and outstanding. From time to time and at any time in the future, our managers may create one or more series of preferred stock with such rights and preferences as may be designated by the managers.

The common units are the only class of securities that has voting power, the Company has not issued any outstanding securities.

Regulation CF Offering

Beginning on March 10, 2023, the Company has issued 2,970 units of membership interests (the "Investor Shares"), through a crowdfunding financing transaction under Regulation Crowdfunding of the Securities Act of 1933 (the "Regulation CF Transaction"). The proceeds of the financing will be used to fund working capital, product development and growth.

The Regulation CF Transaction was conducted through Silicon Prairie Online Holdings, LLC (the "Intermediary"). The Intermediary received 5% of the proceeds of the Regulation CF Transaction in cash (the "Intermediary Fee"). Net of the Intermediary Fee and other associated fees, the Company received $240,825 in net proceeds from the offering.

Debt

As of December 31, 2023, the Company had debts in the amount of $31,532.69.

Ownership

At this time, the Company has no members holding greater than 20% of the voting equity of the Company.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$ 271,172.63	$ -5,429.14	$0

OPERATIONS

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company maintains substantially all of its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Liquidity and Capital Resources

On March 10th, 2023, the Company commenced (a) an offering pursuant to Regulation CF and to date has raised $276,500. The offering is ongoing. The Company will likely require additional financing in excess of the proceeds from this offering and its revenue from ongoing operations in order to sustain continued investment in growth over the next 24 months.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

MATERIAL CHANGES AND OTHER INFORMATION

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Family members of the Company's officers and directors have participated as investors in the Regulation CF offering, in each case in arm's length transactions on the same terms as other unrelated investors. None of such investments represented more than five percent of the aggregate amount of capital raised by the Company in reliance on section 4(a)(6) of the Securities Act. CONFIRMED

The Company has not conducted any other transactions with related persons since the beginning of the Company's last fiscal year.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Compliance with Ongoing Reporting Requirements

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Exhibit A

Le Grand Bleu LLC

Balance Sheet
As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	0.00
Mercury Cahifa	2,129.62
Mercury Checking	3,172.05
Mercury Operations	24.35
Wise (Euro) - *5856	24,282.42
Wise (USD) - *7748	50.61
Total Bank Accounts	**$29,659.05**
Total Current Assets	**$29,659.05**
Other Assets	
Lease Buyout #1	250,444.50
Total Other Assets	**$250,444.50**
TOTAL ASSETS	**$280,103.55**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	469.00
Accounts Payable (A/P) - EUR	8,018.28
Total Accounts Payable	**$8,487.28**
Other Current Liabilities	
Deferred Revenue	898.99
Deferred Revenue EURO	25,687.19
EURO Stripe - TVA	-590.21
EURO Stripe Fees	-2,950.56
Total Deferred Revenue EURO	**22,146.42**
Short-term business loans	0.00
Total Other Current Liabilities	**$23,045.41**
Total Current Liabilities	**$31,532.69**
Total Liabilities	**$31,532.69**
Equity	
Retained Earnings	
Shareholder's Equity	254,000.00
Net Income	-5,429.14
Total Equity	**$248,570.86**
TOTAL LIABILITIES AND EQUITY	**$280,103.55**

Le Grand Bleu LLC

Profit and Loss

January - December 2023

	TOTAL
Income	
Activities	81,509.41
F&B	83,190.16
Lodging	105,319.01
Other Income	1,154.05
Total Income	**$271,172.63**
Cost of Goods Sold	
COGS - Cost of Labor	
COGS - Equipement Rental	11,405.85
COGS - Supplies & Food	43,571.21
COGS - Transport & Delivery	20,455.24
Total COGS - Cost of Labor	75,432.30
Total Cost of Goods Sold	**$75,432.30**
GROSS PROFIT	**$195,740.33**
Expenses	
Advertising & marketing	8,983.05
Promotional fee	3,347.03
Total Advertising & marketing	12,330.08
Commissions & fees	25,469.03
Cost of Labor	7,761.27
Furniture Fixture & Equipement	1,204.87
General business expenses	1,017.83
Bank fees & service charges	1,983.14
Memberships & subscriptions	1,040.29
Total General business expenses	4,041.26
Legal & accounting services	17,007.19
Meals	6,714.23
Rent or Lease of Buildings	2,113.32
Repairs & maintenance	37,470.45
Service Cost	10,828.84
Management expenses	68,089.70
Total Service Cost	78,918.54
Travel	3,637.96
Utilities	10,169.28
Total Expenses	**$206,837.48**
NET OPERATING INCOME	**$ -11,097.15**
Other Income	
Interest earned	66.30
Total Other Income	**$66.30**

21

Le Grand Bleu LLC

Profit and Loss

January - December 2023

	TOTAL
Other Expenses	
Unrealized Gain or Loss	0.00
Exchange Gain or Loss	-5,601.71
Total Other Expenses	**$ -5,601.71**
NET OTHER INCOME	**$5,668.01**
NET INCOME	**$ -5,429.14**

CERTIFICATION

I, Yann Beaudoin, Chief Executive Manager of Le Grand Bleu, LLC, certify that:

(1) the financial statements of Le Grand Bleu, LLC included in this Form C-AR are true and complete in all material respects; and

(2) the tax return information of Le Grand Bleu, LLC included in this Form C-AR reflects accurately the information reported on the tax return for Stigma, Inc. filed for the fiscal year ended December 31, 2023.

Dated: May 8, 2024 /s/ Yann Beaudoin
Yann Beaudoin
Chief Executive Manager